UiPath, Inc.

90 Park Ave, 20th Floor

New York, New York 10016

VIA EDGAR

April 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief
Alexandra Barone, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Account

RE:	UiPath, Inc.

Registration Statement on Form S-1

File No. 333-254738

Ladies and Gentlemen:

UiPath, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, April 20, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire, Eric Jensen, Matthew Dubofsky and Owen Williams of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (212) 479 6157, or in her absence, Eric C. Jensen at (650) 843 5049.

[Signature Page Follows]

Very truly yours,

UiPath, Inc.

By:	/s/ Brad Brubaker
Name:	Brad Brubaker
Title:	Chief Legal Officer

cc:	Daniel Dines, UiPath, Inc.

Ashim Gupta, UiPath, Inc.

Nicole Brookshire, Cooley LLP

Eric Jensen, Cooley LLP

Matthew Dubofsky, Cooley LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Byron Rooney, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP